







1:22

153

C

Cipson

for reserving your investment in SchoolRyde ($5K).

Let me know if you have any questions and we can get into the call.

Best,
Naveen

Fri, Aug 29 at 1:04 PM

Hi Cipson, can you call when you get a chance.

Fri, Aug 29 at 2:09 PM

4.00 pm??

Sure.

Fri, Aug 29 at 4:12 PM

Here's our Wefunder fundraising link:
https://wefunder.com/schoolryde

Disclosure:

Testing the waters legal disclosure.
help.wefunder.com

Mon, Sep 1 at 2:11 PM

Text Message • RCS